

April 29, 2009

Mr. Ross Tocher
President and Chief Executive Officer
Tuscany Minerals, Ltd.
780 – 333 Seymour Street
Vancouver, British Columbia V6B 5A6
Canada

> **Re: Tuscany Minerals, Ltd.**
> **Form S-4 filed April 9, 2009**
> **File No. 333-158511**

Dear Mr. Tocher:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4 filed April 9, 2009

Material United States Federal Income Tax Consequences of the Continuance, page 29

1.   It appears that the tax consequences would be material to investors. Therefore, please obtain and provide the tax opinion that Item 601(b)(8) of Regulation S-K requires. Name counsel that is rendering the opinion, and make clear what portions of the disclosure constitute its opinion. To the extent that you are summarizing the tax opinion that you obtain and file as an exhibit, make that clear as well. If you instead file a short form opinion as an exhibit, counsel will need to make clear in that document that (1) the discussion that appears in the prospectus

constitutes its opinion and (2) it consents to the opinion's inclusion and the references to its name in the prospectus. We note your statement that "[t]his discussion has been prepared by Peterson Sullivan LLP, acting as our United States tax advisors in connection with the merger and continuance. This discussion does not constitute a formal opinion, and we will not seek an opinion of counsel with respect to the anticipated tax treatment summarized herein."

2.   Eliminate any suggestions that you are merely providing a "general summary" of the material federal income tax consequences or that disclosure you provide does not constitute an opinion of counsel. Also eliminate any suggestions that the reader "should consult" with other advisors, although you may recommend that course of action.

3.   To the extent that counsel retains limitations and assumptions such as those relating to the applicability of the American Jobs Creation Act of 2004, it will need to explain on a supplemental basis why such an assumption would be appropriate. We may have additional comments.

Exhibit 5.1 – Legality Opinion

4.   The opinion states that "the Common Shares will be outstanding as fully paid and non-assessable Common Shares in the capital of the Company." Item 601(b)(5) of Regulation S-K requires the legality opinion to address not only whether the Common Shares will be fully paid and non-assessable, but also whether they will be legally issued. Please obtain and file a revised or new opinion of counsel addressing this issue.

5.   Ensure that the revised or new opinion of counsel you file does not include inappropriate limitations, including those limits other than limited purpose that appear in section 6.3 of the opinion. For example, counsel must explicitly consent to the opinion being filed as an exhibit and therefore made public. Also, the reader is entitled to rely on the opinion in connection with the Form S-4 transaction.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson, Attorney-Advisor, at (202) 551-3237 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
        N. Gholson
        Angela Blake, Esq. – Clark Wilson LLP (facsimile (604) 687-6314)